

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 25, 2008

<u>via U.S. mail</u>

Robert D. Johnson
President and Chief Executive Officer
Maxim TEP, Inc.
9400 Grogan's Mill Road, Suite 205
The Woodlands, Texas 77380

> **Re: Maxim TEP, Inc.**
> **Amendment No. 4 to Registration Statement on Form 10**
> **Filed August 7, 2008**
> **File No. 0-53093**

Dear Mr. Johnson:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Amendment No. 4 to Registration Statement on Form 10</u>

<u>General</u>

1.   We note your response to our prior comment 1 and your undertaking to disclose in your next quarterly report the possibility of selling additional ORRIs and the material impact, if any, to the company that would result from any such sales. We

note also that you subsequently filed on August 25, 2008 a quarterly report on Form 10-Q for the quarter ended June 30, 2008. However, it appears that you did not include the referenced disclosure in such quarterly report. Please ensure that you include such disclosure in future filings.

Note 4 – Intangibles and Other Assets, page F-21

2.   We note your response to prior comment three regarding the LHD Technology assets and your determination that there was no need to impair the assets at that time. As indicated in our prior comments, we believe that your reported operating and cash flow losses, together with constraints in your financial resources, represent conditions that would have required you to test this asset not later than December 31, 2007. In this regard, we note that, while there may not have been a change in your strategy to exploit the asset, there appears to have been a significant deterioration in your ability to execute that strategy.

Your response indicates, in part, that your internal analysis validates the value of the technology and is further basis for not impairing the assets. Please provide us with more details of this analysis and the timing of the cash flows generated from this asset which led you to conclude that impairment was not necessary. Also, clarify for us whether you believe this analysis represented an impairment test under SFAS 144. If so, confirm that your analysis of estimated future cash flows used to test this asset for recoverability meets the requirements of paragraph 16-21 of SFAS 144. As part of your response, provide a copy or reasonably detailed summary of the analysis. Identify, and explain the basis for, all significant assumptions used.

3.   Your response to prior comment number three also indicates, in part, that your internal analysis supports the value of this asset through an outright sale. If you are representing the market value of this asset exceeds costs, please provide a more detailed analysis of how you determined the market value of this asset.

***

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 or Karl Hiller, Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: N. Mohammed
       K. Hiller
       M. Duru
       L. Nicholson

       via facsimile

       Bryce Linsenmayer, Esq.
       (713) 236-5540